Digital Realty Trust, Inc.

Digital Realty Trust, L.P.

Four Embarcadero Center, Suite 3200

San Francisco, CA 94111

February 4, 2016

VIA EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-6010

Attention: Stacie D. Gorman, Senior Counsel

Re:	Digital Realty Trust, L.P.

Digital Realty Trust, Inc.

Registration Statement on Form S-4

File Nos. 333-208808 and 333-208808-01

Dear Ms. Gorman:

Digital Realty Trust, L.P. and Digital Realty Trust, Inc. (collectively, the “Registrants”) hereby withdraw the request for acceleration contained in their letter dated February 2, 2016 and, in accordance with Rule 461 under the Securities Act of 1933, as amended, request that the effective date of the above referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement, as amended, may become effective at 2:00 p.m., Washington, D.C. time on February 5, 2016 or as soon thereafter as practicable.

In connection with this request for acceleration of the effective date of the Registration Statement, the Registrants acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Registrants’ counsel, Julian T.H. Kleindorfer of Latham & Watkins LLP at (213) 891-8371, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very truly yours,

DIGITAL REALTY TRUST, INC.

By:	/s/ Joshua A. Mills
Name:	Joshua A. Mills
Title:	Senior Vice President, General Counsel and
Secretary

DIGITAL REALTY TRUST, L.P.

By:	Digital Realty Trust, Inc.,
its General Partner

By:	/s/ Joshua A. Mills
Name:	Joshua A. Mills
Title:	Senior Vice President, General Counsel and
Secretary

cc:	Julian T.H. Kleindorfer, Latham & Watkins LLP

Lewis W. Kneib, Latham & Watkins LLP